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                             March 25, 2021

       Thomas Granite
       Chief Financial Officer
       Artemis Strategic Investment Corp
       3310 East Corona Avenue
       Phoenix, Arizona 85040

                                                        Re: Artemis Strategic
Investment Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 19,
2021
                                                            File No. 333-253092

       Dear Mr. Granite:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement on Form S-1

       Exhibit Index, page II-5

   1. Please file a revised form of warrant agreement and a revised legal opinion that indicate that the units
will include one-half of one redeemable warrant.
 Thomas Granite
FirstName  LastNameThomas    Granite
Artemis Strategic Investment Corp
Comapany
March      NameArtemis Strategic Investment Corp
       25, 2021
March2 25, 2021 Page 2
Page
FirstName LastName
       You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing